UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

SolarCity Corporation

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

83416T100

(CUSIP Number)

Elon Musk

c/o SolarCity Corporation

3055 Clearview Way

San Mateo, CA 94402

(650) 638-1028

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(1)	NAMES OF REPORTING PERSONS Elon Musk
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF & OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 22,161,204 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 22,161,204 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,161,204 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 100,275,852 shares of common stock, par value $0.0001 per share, outstanding as of July 21, 2016.

Item 1.	Security and Issuer

This Amendment No. 6 (this “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2012 by Elon Musk, as previously amended on February 7, 2014, February 13, 2015, February 2, 2016, February 16, 2016 and June 20, 2016 (the “Original Schedule 13D”). The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $.0001 per share (the “Common Stock”), of SolarCity Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3055 Clearview Way, San Mateo, California 94402. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

(a)	This Amendment is filed by Elon Musk.

(b)	Mr. Musk’s address is c/o SolarCity Corporation, 3055 Clearview Way, San Mateo, California 94402.

(c)	Mr. Musk is the Chief Executive Officer, Product Architect and Chairman of the Board of Tesla Motors, Inc.; Chief Executive Officer and Chief Designer of Space Exploration Technologies Corporation; and Chairman of the Board of the Board of Directors of the Issuer.

(d)	During the past five years, Mr. Musk has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Musk has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Musk is a citizen of the United States of America.

Item 4.	Purpose of Transaction

The information contained in Item 4 of the Original Schedule 13D is hereby amended and supplemented with the following information:

On July 31, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), among the Issuer, Tesla Motors, Inc. (“Tesla”) and D Subsidiary, Inc., a wholly owned subsidiary of Tesla (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Tesla. The Merger Agreement provides, among other things, that at the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than treasury shares owned by the Issuer or shares owned by Tesla or Merger Sub) will be converted into the right to receive 0.110 shares of common stock, par value $.001, of Tesla.

The closing of the Merger is subject to certain conditions and the Merger Agreement may be terminated by the parties thereto in certain circumstances. The full text of the Merger Agreement is attached hereto as Exhibit B and is incorporated herein by reference.

Also on July 31, 2016, concurrently with the execution of the Merger Agreement by the parties thereto, Mr. Musk, solely in his individual capacity as a holder of Common Stock and not in any other capacity, and the Elon Musk Revocable Trust dated July 22, 2003 (together with Mr. Musk, the “Stockholders”) entered into a Voting and Support Agreement (the “Voting Agreement”) by and among the Issuer and the Stockholders. Pursuant to the Voting Agreement, among other things:

(i)	the Stockholders agreed that they will vote the shares of Common Stock beneficially owned by them in favor of the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, unless the Issuer’s board of directors withdraws its recommendation with respect to the Merger Agreement and the Merger in accordance with the terms of the Merger Agreement; and

(ii)	in the event that the Issuer terminates the Merger Agreement in order to enter into a binding agreement with respect to an alternative proposal for the acquisition of the Issuer in accordance with the terms of the Merger Agreement, the Stockholders agreed that they will vote the shares of Common Stock beneficially owned by them in favor of, or tender the shares of Common Stock beneficially owned by them with respect to, that alternative proposal, as applicable, in the same proportion as all other shares of Common Stock are voted in favor of, or tendered with respect to, that alternative proposal.

In addition, the Stockholders agreed that in the event they transfer shares of Common Stock (other than by way of charitable gifts or donations) and do not retain voting power over such shares but either (i) remain a beneficial owner of such shares or (ii) retain the economic benefits of such shares, the transferee must agree in writing to the terms of the Voting Agreement by executing and delivering a joinder agreement.

The Voting Agreement automatically terminates upon the earliest of:

(i)	with respect to the Stockholders’ obligations in respect of the Merger Agreement and the Merger, (A) the effective time of the Merger, (B) the termination of the Merger Agreement in accordance with its terms, and (C) the written agreement of the Stockholders and the Issuer to terminate the Voting Agreement; and

(ii)	with respect to the Stockholders’ obligations in respect of an alternative proposal for the acquisition of the Issuer, (A) the effective time of any merger or other transaction of the Issuer provided for in the binding agreement that provides for that alternative proposal or (B) the termination of the binding agreement that provides for that alternative proposal in accordance with its terms.

The Voting Agreement is attached hereto as Exhibit C and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The information contained in Item 6 of the Original Schedule 13D is hereby amended and supplemented with the following information:

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description

B	Agreement and Plan of Merger, dated as of July 31, 2016, among Tesla Motors, Inc., SolarCity Corporation and D Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by SolarCity Corporation with the U.S. Securities and Exchange Commission on August 1, 2016).

C	Voting and Support Agreement, dated as of July 31, 2016, by and among SolarCity Corporation and Mr. Elon Musk and the Elon Musk Revocable Trust dated July 22, 2003 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by SolarCity Corporation with the U.S. Securities and Exchange Commission on August 1, 2016).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2016

By:	/s/ Elon Musk
Elon Musk